CONSENT OF BRUCE LARSON

The undersigned hereby consents to:

(i)

the filing of the written disclosure (the “Technical Disclosure”) regarding the technical disclosure contained in the news release dated January 5, 2015 related to Uranerz Energy Corp. (“Uranerz”) included as an exhibit to the Current Report on Form 8-K of Uranerz dated January 5, 2015 (the “8-K”) which is incorporated by reference into the Management Information Circular (the “MIC”) of Energy Fuels Inc. (the “Company”) which is being included as an exhibit to the Company’s Form 6-K (the “6-K”);

(ii)

the incorporation by reference of the Technical Disclosure, the 8-K, the MIC and the 6-K into the Company’s Registration Statement on Form F-10, and any amendments thereto (File No. 333-194916)(the “F-10”), filed with the United States Securities and Exchange Commission; and

(iii)	the use of my name in the MIC, the 6-K, the 8-K and the F-10.

/s/ Bruce Larson
________________________
Bruce Larson, P.G., Vice President,
Exploration for Uranerz Energy Corp.

Date: May 26, 2015